

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Ms. Tai Yau Ting
Chief Financial Officer
Exceed Company Ltd.
Unit F, 24/F, China Overseas Building
139 Hennessy Road, Wanchai
Hong Kong

> **Re: Exceed Company Ltd.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 1-33799**

Dear Ms. Tai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 15 – Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 70</u>

1.   It appears that your report on internal control over financial reporting is missing both a statement identifying the framework used by management to evaluate the effectiveness of your internal control and management's assessment of the effectiveness of your internal control as required by Item 15(b)(1) and (2) of Form 20-F. Please revise to include the required disclosures.

Note 4. Significant Accounting Estimates

Impairment allowances for trade and other receivables, page F-30

2.   We note your disclosure that "historically, the Group has had no experience of bad debts." We refer to Note 17, Trade Receivables on page F-42. You disclose a substantial increase, year over year, in trade receivables aged 91 to 180 days. In addition, we note no disclosed impairment. Please disclose your assessment of the underlying business drivers that contributed to this year over year increase and address to what extent, if any, these factors influenced your assessment of collectability. In your response please also address why the credit period for your customers has been increased to six months in 2012 from four months in 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director